UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Ninetowns Internet Technology Group Company Limited

(Name of the Issuer)

Ninetowns Internet Technology Group Company Limited

Ninetowns Holdings Limited

Ninetowns Merger Sub Limited

Shuang Wang

Min Dong

Value Chain International Limited

Xiaoguang Ren

Kin Fai Ng

Oriental Plan Developments Limited

Bolin Wu

Zhonghai Xu

Tommy Siu Lun Fork

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.025 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

654407105(1)

(CUSIP Number)

Note: (1) This CUSIP number applies to the Issuer’s American depositary shares, each of which represents one Ordinary Share. No CUSIP number has been assigned to the Ordinary Shares.

Shi Peng Jiang

Ninetowns Internet Technology Group Company Limited

22nd Floor, Building No. 1, Capital A Partners

No. 20 Gong Ti East Road

Chaoyang District

Beijing 100020, People’s Republic of China

+86 10 6589 9922

Shuang Wang

Min Dong

Xiaoguang Ren

Kin Fai Ng

Bolin Wu

Zhonghai Xu

Tommy Siu Lun Fork

22nd Floor, Building No. 1, Capital A Partners

No. 20 Gong Ti East Road

Chaoyang District

Beijing 100020, People’s Republic of China

Attention: Mr. Shuang Wang

+86 10 6589 9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Timothy M. Gardner, Esq. Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912 2565	David S. Wang, Esq. Steven D. Winegar, Esq. Paul Hastings LLP 35th Floor, Park Place 1601 Nanjing West Road Shanghai 200040, People’s Republic of China +86 21 6103 2900

Paul W. Boltz, Jr., Esq. Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 3664 6519

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$49,460,657.20	$6,370.53

*	Calculated solely for the purposes of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.80 for 27,418,654 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 413,600 outstanding and unexercised options to purchase ordinary shares multiplied by $0.26 per option (which is the difference between $1.80 per share merger consideration and the weighted average exercise price of $1.54 per share) ((a) and (b) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,370.53	Filing Party: Ninetowns

Form or Registration No.: 005-80354	Date Filed: 4/29/2014

Item 15	Additional Information	2
Item 16	Exhibits	2

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INTRODUCTION

This Amendment No. 5 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Ninetowns Internet Technology Group Company Limited, a Cayman Islands company (the “Company”), the issuer of the registered ordinary shares, par value HK$0.025 per share (each, a “Share” and collectively, the “Shares”), including Shares represented by the American depositary shares (“ADS”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Ninetowns Holdings Limited, a Cayman Islands company wholly owned by Mr. Shuang Wang, Ms. Min Dong, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork (“Parent”) formed solely for purposes of the proposed merger;

•	Ninetowns Merger Sub Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”) formed solely for purposes of the proposed merger;

•	Mr. Shuang Wang, a director and the chief executive officer of the Company;

•	Ms. Min Dong, the wife of Mr. Shuang Wang and senior vice president of legal affairs, administration and human resources of the Company;

•	Value Chain International Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Shuang Wang and Ms. Min Dong (“Value Chain”);

•	Mr. Xiaoguang Ren, president of the Company;

•	Mr. Kin Fai Ng, a director and senior vice president and company secretary of the Company;

•	Oriental Plan Developments Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Kin Fai Ng (“Oriental Plan”);

•	Mr. Bolin Wu, chief technology officer of the Company;

•	Mr. Zhonghai Xu, general manager for research and development of the Company; and

•	Mr. Tommy Siu Lun Fork, chief financial officer of the Company.

The foregoing individuals and entities, excluding the Company, are collectively referred to herein as the “Consortium.”

The Transaction Statement relates to the agreement and plan of merger dated January 29, 2014 (the “merger agreement”) among the Company, Parent and Merger Sub.

This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On May 29, 2014, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at 22nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the merger agreement and the transactions contemplated thereby, including the merger, and the proposal to authorize the directors and officers of the Company to do all things necessary to give effect to the merger agreement.

On May 29, 2014, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of May 29, 2014, pursuant to which the merger became effective on May 29, 2014. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

At the effective time of the merger, each outstanding Share of the Company was cancelled in exchange for the right to receive $1.80 and each ADS, each representing one Share, was cancelled in exchange for the right to receive $1.80 (less a $0.05 per ADS cancellation fee pursuant to the terms of the ADS deposit agreement of the Company), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Shares and ADSs beneficially owned by any member of the Consortium (the “Rollover Shares”), (b) the Shares which are reserved for issuance upon exercise of options and vesting of restricted shares under the Company Option Plans (as defined below) (the “Reserved Shares”), (c) the Shares which were repurchased by the Company under the Company’s share repurchase plan (the “Repurchased Shares”) and (d) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (law 3 of 1961, as consolidated and revised). The Rollover Shares, the Reserved Shares and the Repurchased Shares were cancelled for no cash consideration. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenter rights.

In addition, at the effective time of the merger, each option to purchase Shares pursuant to the Ninetowns Digital World Trade Holdings Limited Amended and Restated 2004 Share Option Plan and the Ninetowns Digital World Trade Holdings Limited 2006 Share Incentive Plan (collectively, the “Company Option Plans”) that was outstanding and unexercised (whether or not vested or exercisable) was cancelled and converted into the right to receive a cash amount equal to (a) the total number of Shares issuable under such option immediately prior to the effective time of the merger multiplied by (b) the excess, if any, of (x) $1.80 over (y) the exercise price payable per Share underlying such option, without interest and net of any applicable withholding taxes. Each unexercised option held by any Consortium member was cancelled and ceased to exist at the effective time of the merger without payment of any consideration or distribution therefor.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. In addition, 90 days after the filing of Form 15 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16 Exhibits

(a)-(1) Proxy Statement of the Company dated April 29, 2014.*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex E to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated January 29, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 30, 2014.

(c)-(1) Discussion materials prepared by Piper Jaffray & Co. for discussion with the Special Committee of the Board of Directors of the Company, dated November 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of January 29, 2014, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of January 29, 2014, by Shuang Wang in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Amendment No. 2 to the Schedule 13D filed by the Consortium with the SEC on January 29, 2014.

(d)-(3) Voting and Subscription Agreement, dated January 29, 2014, by and among Parent and certain shareholders of the Company, incorporated herein by reference to Exhibit 7.06 to Amendment No. 2 to the Schedule 13D filed by the Consortium with the SEC on January 29, 2014.

(d)-(4) Consortium Agreement, dated October 12, 2012, by and among certain shareholders of the Company, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Consortium with the SEC on October 22, 2012.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex B to the Proxy Statement.

(g) Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014

Ninetowns Internet Technology Group Company Limited

By:	/s/ Shi Peng Jiang
Name:	Shi Peng Jiang
Title:	Financial Controller

Ninetowns Holdings Limited

By:	/s/ Tommy Siu Lun Fork
Name:	Tommy Siu Lun Fork
Title:	Attorney-in-fact

Ninetowns Merger Sub Limited

By:	/s/ Tommy Siu Lun Fork
Name:	Tommy Siu Lun Fork
Title:	Attorney-in-fact

Shuang Wang

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Min Dong

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Value Chain International Limited

By:	/s/ Tommy Siu Lun Fork
Name:	Tommy Siu Lun Fork
Title:	Attorney-in-fact

Xiaoguang Ren

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Kin Fai Ng

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Oriental Plan Developments Limited

By:	/s/ Tommy Siu Lun Fork
Name:	Tommy Siu Lun Fork
Title:	Attorney-in-fact

Bolin Wu

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

Zhonghai Xu

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork
Attorney-in-fact

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork

Exhibit Index

(a)-(1) Proxy Statement of the Company dated April 29, 2014.*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex E to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated January 29, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 30, 2014.

(c)-(1) Discussion materials prepared by Piper Jaffray & Co. for discussion with the Special Committee of the Board of Directors of the Company, dated November 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of January 29, 2014, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of January 29, 2014, by Shuang Wang in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Amendment No. 2 to the Schedule 13D filed by the Consortium with the SEC on January 29, 2014.

(d)-(3) Voting and Subscription Agreement, dated January 29, 2014, by and among Parent and certain shareholders of the Company, incorporated herein by reference to Exhibit 7.06 to Amendment No. 2 to the Schedule 13D filed by the Consortium with the SEC on January 29, 2014.

(d)-(4) Consortium Agreement, dated October 12, 2012, by and among certain shareholders of the Company, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Consortium with the SEC on October 22, 2012.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex B to the Proxy Statement.

(g) Not applicable.

*	Previously filed.

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